

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

February 26, 2010

Via U.S. Mail and Facsimile (613) 248-4971

Mr. Carlo A. Buffone
Chief Financial Officer
Paramount Gold and Silver Corp.
346 Waverley Street
Ottawa, Ontario, Canada, K2P 0W5

> **Re:** **Paramount Gold and Silver Corp.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 28, 2009**
> **Forms 10-Q for the Fiscal Quarters Ended September 30, 2009 and**
> **December 31, 2009**
> **Filed November 16, 2009 and February 12, 2010**
> **File No. 001-33630**

Dear Mr. Buffone:

We have reviewed your filings and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 1A. Risk Factors, page 43

1. Revise your risk factors to provide sufficiently informative disclosure that is tailored to your company. For example, in the risk factor entitled "[w]e have a history of losses…," disclose that you have not generated revenues to date, and quantify your losses for the last fiscal year and cumulative losses since inception. As another example, in the risk factor entitled "[i]f our exploration costs are

higher than anticipated…," provide quantitative disclosure of your estimated exploration costs for the next 12 months and the estimated exploration costs needed to achieve profitability. In that risk factor or another risk factor, discuss your decision in the most recent fiscal year to significantly decrease exploration expenses and reduce drilling operations to preserve capital. As another example, in the risk factor entitled "[w]e have a large number of authorized but unissued shares of our common stock," provide disclosure regarding your financings in the most recent fiscal year, quantify the amount of shares you have issued, and discuss the resulting dilution to your investors. Finally, provide risk factor discussion regarding your potential liability arising from your dispute with Klondex Mines Ltd.

2.   As you have not yet generated revenues, please revise the risk factors to eliminate any suggestion that you currently have profitability. For example, revise the risk factor heading on page 44 that states that "[i]f our exploration costs are higher than anticipated, then our <u>profitability</u> will be adversely affected" (emphasis added). Similarly, revise the risk factor on page 47 that "[i]t is unlikely that we will be able to <u>sustain profitability</u> in the future" (emphasis added).

<u>Our property interests in Mexico are subject to risks from instability . . . , page 46</u>

3.   Please tell us if your operations have been affected at all by the escalating conflict between the Mexican government and drug cartels, including but not limited to increased security costs, and tell us what thought you have given to more specifically addressing this ongoing conflict in a separately headed risk factor. In this respect, we note it is estimated that over 10,000 drug war related deaths have occurred since January 1, 2007, including over 2,500 in the State of Chihuahua, Mexico, where the San Miguel Project is located.

<u>Item 7. Management's Discussion and Analysis of Financial Condition</u>

<u>Introduction, page 57</u>

4.   Please explain your reference to mining concessions in Peru, Argentina, and Chile. We note that there is no discussion of what such properties are in the business section discussion of your mining properties.

5.   Please tell us what thought you gave to including an executive overview that discusses your exploratory drill program, including what metrics management uses to evaluate your level of success achieved, as well as discussing what operations your management is focused on completing in the coming fiscal year. For example, consider discussing:

- The number of drill rigs employed and the number of drill holes completed;
- The number of geologists employed and mapping conducted;
- Any improvements to local infrastructure, such as upgrading the power line or generating power on site, or improving local roads for better mine access; and
- Other measures that management uses to gauge your success in implementing your plan of operation.

See SEC Release No. 33-8350 for additional guidance. Note that this comment also relates to the Forms 10-Q for the fiscal quarters ended September 30 and December 31, 2009.

Item 9A. Controls and Procedures, page 60

6.   Considering that you have provided that disclosure controls and procedures, no matter how well designed, can only provide "reasonable assurance" of achieving their objectives, your principal executive and principal financial officer should say, if true, that they are "effective" or "not effective" at the reasonable assurance level. This same comment applies to your Forms 10-Q for the quarters ended September 30 and December 31, 2009.

Financial Statements

Consolidated Statements of Operations, page F-4

7.   Stock Based Compensation should be allocated to the type of expense incurred. In this regard, we note that in Management's Discussion and Analysis and other parts of the document, you indicate Stock Based Compensation was for consulting, geological services and directors' services. Please revise your Statements of Operations for all periods accordingly.

Consolidated Statement of Cash Flows, page F-5

8.   Please explain to us how the Cumulative since Inception amounts for Purchase of Mineral Properties and Purchase of Equipment are less than the total of the amounts for 2008 and 2009. If there have been sales of mineral properties and equipment, include a line item in the Statements of Cash Flows showing the amount.

Note 2 – Principal Accounting Policies, page F-9

Basic and Diluted Net Loss Per Share, page F-12

9.   We note your disclosure on page F-22 in which you explain that certain shares
        issuable to Garibaldi Resources Corp. in conjunction with your acquisition of the
        outstanding option on the Temoris project have been placed in escrow. Please
        disclose how these escrowed shares were considered in your basic and diluted
        loss per share computation. Generally escrowed shares should be excluded from
        the basic computation because their ultimate status is uncertain but included as
        outstanding for diluted computation.

Note 5 – Capital Stock, page F-1

10.   We note you have completed numerous equity offerings where you have issued
        units consisting of common stock and warrants. Please tell us whether the
        warrants' exercise prices are denominated in U.S. or Canadian dollars. To the
        extent the exercise prices are denominated in Canadian dollars, the value of the
        warrants would not only vary in relation to the changes in share price, but also to
        changes in the value of the Canadian dollar in relation to the U.S. dollar. As a
        result, the warrants would be accounted for as liabilities rather than as equity and
        remeasured to fair value at the end of each reporting date. Please refer to the
        guidance in FASB ASC 815-40-15-7I and address its applicability to your
        warrant issuances.

Note 7 – Mineral Properties, page F-20

f. Temoris Project, page F-21

11.   We note you acquired all the issued and outstanding shares of common stock of
        Magnetic Resources Ltd. on February 12, 2009. It appears the purchase price
        allocation for this acquisition that you intended to include in this note has been
        omitted or appears in the wrong place. Please revise your note disclosure to
        present this information accordingly.

Note 9 – Note Receivable, page F-23

12.   We note as consideration of your forbearance, Mexoro agreed to issue you
        225,000 shares of its common stock. Please clarify whether you have received
        these shares, and if so, disclose how you account for this investment in your
        financial statements.

Note 11- Employee Stock Option Plan, page F-26

13.   Please tell us whether you have issued options that have exercise prices
        denominated in Canadian dollars. As your functional currency is the U.S. dollar,
        please tell us how you have considered the guidance in FASB ASC 718-10-25-13
        and FASB ASC 718-10-25-14 in determining these share-based payments are
        appropriately classified and accounted for as equity rather than as liabilities.

Engineering Comments

Mineral Exploration in Mexico and Canada, page 2

14.   We note your disclosure in this section, referring to mines and other mineral
        properties that exist in the proximity of your property.   Pursuant to Item 102 of
        Regulation S-K, please describe only geology, history, or exploration results that
        are directly related to the properties that your company has the right to explore or
        mine. Accordingly, we believe that you should remove information about any
        mines, prospects, or exploration activities by other companies operating in or near
        your properties and instead focus the disclosure solely on your company's
        property.

Properties, page 3

15.   With the passage of National Instrument 43-101 in Canada, disclosure using non-
        SEC reserve definitions, such as resource estimates, is allowed for Canadian
        incorporated companies under the exception in Instruction 3 to Paragraph (b)(5)
        of Industry Guide 7. However, your jurisdiction of incorporation is Delaware and
        as such, only those terms specified by Industry Guide 7 may be used in U. S. SEC
        filings. The provisions in Industry Guide 7 preclude the use of any terms other
        than proven or probable reserves for disclosure in SEC documents. Please
        remove all resource disclosure from your filing.

Environmental Report and Liabilities, page 7

16.   We note your reference to a permit that allows a total disturbance of 7.6224
        hectares for your San Miguel Project. Please provide an overview of the basis for
        your land rights that gives you the legal right to conduct an exploration program
        in a foreign country. This information should include a brief discussion of the
        permit requirements in Mexico, general land ownership, and mineral rights
        information.

Mineralization, page 15

17.   In the description of each exploration property, please provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature to comply with the guidance in paragraph (b)(4)(i) of Industry Guide 7.

18.   We note your disclosure of sample ranges and parts per billion (ppb). In addition we notice an assay result of chalcopyrite (553600 ppm Cu). When reporting the results of sampling and chemical analyses, please revise your disclosure to address each of the following regarding mineralization of existing or potential economic significance on your property:

- Disclose only weighed-average sample analyses associated with a measured length or a substantial volume;

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight;

- Eliminate all disclosure of the highest or best values/grades of sample sets. Present a balanced disclosure of the drill and sampling results;

- Eliminate grades disclosed as "up to" or "as high as" or "ranging from";

- Eliminate statements containing grade and/or sample-width ranges;

- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples;

- Generally, use tables to improve readability of sample and drilling data;

- Soil samples may be disclosed as a weighted average value over an area;

- Refrain from reporting single soil sample values;

- Convert all ppb quantities to ppm quantities for disclosure; and

- Avoid optimistic descriptive adjectives such as high-grade or ore-grade.

Please revise your disclosures to comply with this guidance.

Mexoro-Guazapares Area Mineralization, page 18
Temoris Project Mineralization, page 19

19.   Please insert a small-scale map showing the location and access to each material property, as required by Instruction 3(b) to Item 102 of Regulation S-K. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

- A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing;

- A graphical bar scale should be included. Additional representations of scale such as "one inch equals one mile" may be utilized provided the original scale of the map has not been altered;

- A north arrow;

- An index map showing where the property is situated in relationship to the state or province, etc., in which it was located;

- A title of the map or drawing, and the date on which it was drawn; and

- In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

       Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Mexoro-Guazapares Area Mineralization, page 18

20.   We note your disclosure of a gold equivalent grade in this section and a silver equivalent elsewhere in your filing. Please disclose the other associated commodities or products, the method you used to calculate this equivalent value and the associated parameters used in the calculation. This may include your assumed metal prices and metallurgical recoveries. Please revise your disclosures to comply with this guidance.

Exploration, page 21

21.   We note in your filing you discuss the exploration history for each of your target areas. It appears you should also expand your disclosure concerning the exploration plans for the properties to address the following points:

- Disclose a brief geological justification for each of the exploration projects written in non-technical language;

- Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect;

- If there is a phased program planned, briefly outline all phases;

- If there are no current detailed plans to conduct exploration on the property, disclose this prominently;

- Disclose how the exploration program will be funded; and

- Identify who will be conducting any proposed exploration work, and discuss their qualifications.

Mineral Resource Estimate, page 26

22.   We note you disclose resource information in this section of your document that has been copied from your "Technical Report, Project Update, San Miguel Project." As stated in Industry Guide 7, (b) (5) (7) highly technical data should not be included in the report. Please remove the highly technical data in your filing and reference your technical document for this detailed information. We suggest you replace this section with a table that summarizes your proven and probable reserves and includes footnotes for references.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenifer Gallagher at (202) 551-3706, Kimberly Calder, Assistant Chief Accountant at (202) 551-3701 or Karl Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact John Coleman, Mining Engineer, at (202) 551-3610 with questions about engineering comments. Please contact Kevin Dougherty at (202) 551-3271 or me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief